ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

February 1, 2013

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:

Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549):  Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A – North Star Micro Cap Fund and North Star Dividend Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 93”).  Post-Effective Amendment No. 93 is being filed for the purpose of adding the North Star Micro Cap Fund and North Star Dividend Fund as new series of the Trust. These series are being formed as shell series with the expectation that the Kuby Gottlieb Special Value Fund, L.P. and the North Star Dividend Fund, L.P., each a currently existing private fund, will be reorganized into the North Star Micro Cap Fund and North Star Dividend Fund, respectively.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum

Attachment